UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KBS Fashion Group Limited (the “Company”) today announced its unaudited financial results for the three months ended September 30, 2018.

The Company’s press release regarding the foregoing matter is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-229046) filed with the Securities and Exchange Commission on December 27, 2018, to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibit Number	Description

99.1	Press Release, dated December 31, 2018

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2018	KBS Fashion Group Limited

	By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated December 31, 2018

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